Exhibit 99.1

Check-Cap Reports First Quarter 2020 Financial Results and Provides Corporate Update

Strengthened balance sheet through a total of $16.3 million in registered direct offerings and a private placement of ordinary shares in the first half of 2020

ISFIYA, Israel, May 27, 2020 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer, today announced financial results for the first quarter ended March 31, 2020.

Q1 2020 and Recent Highlights:

•	Strengthened balance sheet through a total of $16.3 million in registered direct offerings and a private placement of ordinary shares in the first half of 2020.
•	Made continued progress with the IDE submission process, towards the initiation of a US pivotal study of C-Scan in 2021.
•
In April 2020, as a consequence of the COVID-19 pandemic, the Company communicated it was taking all necessary precautions to ensure the safety and well-being of its employees and their families in accordance with the directive of the Israel Ministry of Health, including enabling the majority of employees to work remotely and the rest to continue working from the Company’s headquarters. In parallel, the Company temporarily suspended interactions between hospitals and healthcare professionals with its employees and clinical trial patients. The Company temporarily implemented several cost saving measures, including a temporary 15% salary reduction for all employees and management and the board of directors’ fees.  Also, the Company lowered monthly expenditures by placing several employees on unpaid leave and postponing certain lower priority activities. As a result of lowering infection rates in Israel, the lifting of many of the government restrictions to control the spread of the virus and its recent fundraisings, the Company has begun to resume normal operations and expects to resume clinical trials in Israel in June 2020.

“I'm grateful to our team for their dedication through these challenging and unusual times and for their tireless efforts to maintain momentum towards achieving our corporate objectives. We are encouraged by the ongoing lifting of restrictions in Israel which enables us to gradually resume normal operations,” said Alex Ovadia, chief executive officer of Check-Cap “We recently completed a total of $11.5 million in capital raises through registered direct offerings, in addition to the $4.7 million private placement completed in February 2020. This allows us to continue progressing towards IDE submission with the FDA while in parallel taking the necessary steps towards getting C-Scan ready for our planned US pivotal study in 2021.  We also continue to explore potential collaborations with strategic industry leaders,” Mr. Ovadia concluded.

Financial Results for the First Quarter Ended March 31, 2020

Research and development expenses, net were $2.5 million for the three months ended March 31, 2020, compared to $2.3 million for the same period in 2019.  The increase is primarily due to a $0.3 million increase in salaries and related expenses, offset in part by a $0.1 million decrease in cost of materials, subcontractor and consultant expenses and clinical trials expenses.

General and administrative expenses were $1.0 million for the three months ended March 31, 2020, compared to $0.8 million for the same period in 2019. The increase is primarily due to other general expenses.

Operating loss was $3.4 million for the three months ended March 31, 2020, compared to $3.2 million for the same period in 2019.

Net loss was $3.4 million for the three months ended March 31, 2020, compared to $3.2 million for the same period in 2019.

Cash and cash equivalents, restricted cash and short-term bank deposits as of March 31, 2020 were $9.3 million as compared to $8.0 million as of December 31, 2019. Subsequent to the end of the first quarter, the Company completed three registered direct offerings resulting in gross proceeds of $11.5 million (approximately $10.1 million net of offering expenses).

The number of outstanding ordinary shares as of March 31, 2020 was 10,999,719. As of May 26, 2020, the number of our outstanding ordinary shares was 30,171,012.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening and prevention through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into cancer. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

CHECK CAP LTD.
CONSOLIDATED UNAUDITED BALANCE SHEETS
 (U.S. dollars in thousands except share data)

	March 31,	December 31,
	2 0 2 0	2 0 1 9
Assets
Current assets
Cash and cash equivalents	6,668	7,685
Restricted cash	350	350
Short-term bank deposit	2,255	-
Prepaid expenses and other current assets	301	400
Total current assets	9,574	8,435

Non-current assets
Property and equipment, net	623	540
Operating lease assets	399	454
Total non-current assets	1,022	994
Total assets	10,596	9,429

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	789	989
Other	422	490
Employees and payroll accruals	1,179	1,101
Operating lease liabilities- current	205	222
Total current liabilities	2,595	2,802

Non-current liabilities
Royalties provision	184	182
Operating lease liabilities- net of current portion	160	211
Total non-current liabilities	344	393

Shareholders' equity
Share capital, Ordinary shares, 2.4 NIS par value (90,000,000 authorized shares as of March 31, 2020 and December 31, 2019, respectively; 10,999,719 and 8,272,908 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively)	7,305	5,407
Additional paid-in capital	80,920	77,964
Accumulated deficit	(80,568)	(77,137)
Total shareholders' equity	7,657	6,234

Total liabilities and shareholders' equity	10,596	9,429

CHECK CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,
	2020	2019
Research and development expenses, net	2,462	2,339
General and administrative expenses	957	825
Operating loss	3,419	3,164

Finance income (loss) net	(12)	14
Loss before income tax	3,431	3,150
Net loss for the period	3,431	3,150

Comprehensive loss:
Net loss	3,431	3,150
Change in fair value of cash flow hedge	-	(4)

Comprehensive loss	3,431	3,146
Loss per share:
Net loss per ordinary share basic and diluted	0.34	0.44

Weighted average number of ordinary shares outstanding - basic and diluted (in
thousands)	9,971	7,114

CHECK CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number of ordinary shares	Amount	Additional paid-in capital	Other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2020	8,272,908	$5,407	$77,964	$-	$(77,137)	$6,234
Issuance of ordinary shares in private placement, net of issuance expenses in an amount of $30	2,720,178	1,894	2,837	-	-	4,731
RSU’s vesting	6,633	4	(4)			-
Share-based compensation	-	-	123	-	-	123
Net loss	-	-	-	-	(3,431)	(3,431)
Balance as of March 31, 2020	10,999,719	$7,305	$80,920	$-	$(80,568)	$7,657

(*) Represent amount less than 1 thousand.

CHECK CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number of ordinary shares	Amount		Additional paid-in capital	Other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2019	5,330,684	$3,456		$72,888	$(13)	$(63,301)	$13,030
Issuance of ordinary shares in the 2019 registered direct Offering, net of issuance expenses in an amount of $987 (1)	2,906,376	1,928		4,583	-	-	6,511
RSU’s vesting	718	(*	)	-			(*	)
Share-based compensation	-	-		83	-	-	83
Other comprehensive loss	-	-		-	17	-	17
Net loss	-	-		-	-	(3,150)	(3,150)
Balance as of March 31, 2019	8,237,778	$5,384		$77,554	$4	$(66,451)	$16,491

(*) Represent amount less than 1 thousand.

CHECK-CAP LTD.
CONSOLIDATED  UNAUDITED STATEMENTS OF CASH FLOWS
  (U.S. dollars in thousands)

	Three months ended
	March 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(3,431)	(3,150)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	34	28
Share-based compensation	123	83
Financial expenses (income), net	(14)	-
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	101	(116)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(325)	(375)
Increase (decrease) in employees and payroll accruals	78	(240)
Increase (decrease) in royalties provision	2	21
Net cash used in operating activities	(3,432)	(3,749)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(57)	(3)
Proceeds from (investment in) short-term bank and other deposit	(2,258)	(3,357)
Net cash provided by (used in) investing activities	(2,315)	(3,360)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	-	6,511
Issuance of ordinary shares in the private placement	4,730	-
Net cash provided by financing activities	4,730	6,511

Net increase (decrease) in cash, cash equivalents and restricted cash	(1,017)	(598)
Cash, cash equivalents and restricted cash at the beginning of the period	8,035	8,922
Cash, cash equivalents and restricted cash at the end of the period	7,018	8,324
Supplemental disclosure of non-cash flow information:
Purchase of property and equipment included in accounts payable and accrued expenses	59	-
Recognition of operating leases and operating lease liabilities from adoption of ASU 2016-02	-	369
Supplemental disclosure of cash flow information
Cash paid for taxes	-	-